

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Kia Jing Tan
Chief Financial Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street,
Chang'an Center,
Shijingshan District, Beijing 100043
People's Republic of China

> **Re: Ambow Education Holding Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed June 14, 2022**
> **File No. 333-264878**

Dear Mr. Tan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-3 filed June 14, 2022

Cover Page

1. We note your response to comment 3. However, this document continues to contain references to "our VIE." Please refrain from using terms such as "we" or "our" when describing activities or functions of a VIE so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. You may wish to refer to the VIE by name or by "the VIE" or "a VIE."

2.   We note your response to comment 4 and reissue in part. Please revise your disclosure here and in the Summary, as applicable, to clarify whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. In this regard, we note your disclosure on page 3, that "...none of the WFOEs and Ambow Education Management has made any dividends or other distributions to Ambow or any investors as of the date of this prospectus;" and on page 9, that "[t]o date, our PRC WOFEs have not paid dividends to us out of their accumulated profit." Please amend your disclosure here and in the Summary and Risk Factors sections to state that, *to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.*

Prospectus Summary, page 1

3.   We note your response to comment 8 and reissue in part. Here and elsewhere in your prospectus, please refrain from implying that the contractual agreements are equivalent to equity ownership in, or control of the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. In this regard, we note, as examples only, the following statements:
   • "In the event we are unable to enforce these contractual arrangements, we may not be able to exert *effective control* over our VIEs, and our ability to conduct our business would be materially adversely affected" (see page 4);
   • "Our PRC subsidiaries have entered into a series of contractual arrangements with our consolidated VIEs and their shareholders, which enable us to (i) exercise *effective control* over the consolidated VIEs..." (see page 20); and
   • "If our corporate structure and contractual arrangements are deemed by the MOE, the MOFCOM or other regulators that have competent authority, to be illegal, either in whole or in part, we may *lose control* of our consolidated VIE and have to modify such structure to comply with regulatory requirements" (see page 20).

4.   We note your response to comment 9 and reissue in part. Please provide a cross-reference for each summary risk factor to the relevant more detailed discussion of these risks in the prospectus.

5.   We note your response to comment 10 and reissue. We note your disclosures in the risk factor section as it relates to permissions and approvals related to your VIE arrangements, however, the comment is intended to address all permissions and approvals needed to

operate your business and to offer the securities being registered to foreign investors. Please include in the Prospectus Summary section disclosure in response to this comment regarding each permission or approval that you, your subsidiaries, or the VIEs are required to obtain including the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, disclose whether you relied on the opinion of counsel for your determination on page 22 that "[w]e are currently not required to obtain approval from Chinese authorities for listing on U.S exchanges, nor the execution of a series of VIE Agreements" and on page 20 that "[w]e believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations." If true, revise to state as much, provide the name of counsel and file a consent of counsel as an exhibit.

6. We note your response to comment 12. Please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

7. We note your disclosure on pages 10 and 25 in response to comment 13. Please revise your disclosure under the Prospectus Summary on page 10, as you do on the Cover and in the Risk Factor on page 25, to include that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

Certain New PRC Regulations on the Private Education Industry, page 10

8. We note your revisions in response to comment 18. Revise your disclosure to clearly indicate, and quantify where possible, the impact to your results of operations as a result of the actions you describe here in response to the 2021 Implementing Rules. Specifically, state the amount of revenues you have historically attributed to your K-9 business, which you intend to sell, so that it is clear to readers how your results of operations will be impacted once the sale is complete. Provide more detail around how the "student numbers and service hours of [y]our tutoring business" has been negatively affected and whether you expect the impact to continue indefinitely. Clarify what you mean when you state that you "aim to maintain a self-sufficient operating cash flow for [y]our remaining tutoring business."

Risk Factor, page 17

9. We note your revised risk factor disclosures in response to comment 14. We also note your disclosure that if your ownership structure and contractual arrangements are later found to be in violation of any existing or future PRC laws or regulations, you could be "subject to severe penalties," including "[r]estricting or prohibiting the use of any proceeds from [y]our additional public offering to finance our business and operations in

China" and "forced to relinquish [y]our interests in those operations." Please revise to include that the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tahra Wright, Esq.